Exhibit 99.1

St. John's, NL – May 7, 2020

FORTIS INC. SHAREHOLDERS APPROVE ELECTION OF DIRECTORS,
APPOINTMENT OF AUDITORS, ADVANCE NOTICE BY-LAW NO.2

AND SAY ON PAY

Fortis Inc. ("Fortis" or the "Corporation") (TSX/NYSE: FTS) announced the voting results from its Annual and Special Meeting of Shareholders held virtually today. Shareholders voted in favour of all items of business before the meeting, including electing the nominated directors, appointing Deloitte LLP as the Corporation's auditors, approving Advance Notice By-Law No. 2 and voting on an advisory basis to accept the Corporation's approach to executive compensation.

Election of Directors

Fortis shareholders elected the following 10 individuals to the Fortis board of directors to serve until the next Annual Meeting of Shareholders or until their successors are elected or appointed:

Nominee	# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
Tracey C. Ball	260,044,827	99.83	443,689	0.17
Pierre J. Blouin	258,240,691	99.14	2,248,315	0.86
Paul J. Bonavia	259,767,875	99.72	722,733	0.28
Lawrence T. Borgard	259,968,499	99.80	520,507	0.20
Maura J. Clark	257,752,242	98.95	2,736,763	1.05
Margarita K. Dilley	258,053,475	99.06	2,437,133	0.94
Julie A. Dobson	258,289,628	99.16	2,199,378	0.84
Douglas J. Haughey	258,385,929	99.19	2,103,077	0.81
Barry V. Perry	258,169,605	99.11	2,321,003	0.89
Jo Mark Zurel	257,839,275	98.98	2,649,731	1.02

Appointment of Auditors

Shareholders of the Corporation approved the appointment of Deloitte LLP as the Corporation's auditors to hold office until the close of the next Annual Meeting of Shareholders.

# Votes For	% Votes For	# Votes Withheld	% Votes Withheld
268,047,414	99.80	527,719	0.20

Advance Notice By-Law No. 2

Shareholders approved a new advance notice by-law setting out advance notice requirements for director nominations.

# Votes For	% Votes For	# Votes Against	% Votes Against
259,821,984	99.71	757,008	0.29

Say on Pay

Shareholders approved the non-binding advisory vote regarding the Corporation's approach to executive compensation ("Say on Pay").

# Votes For	% Votes For	# Votes Against	% Votes Against
252,683,377	96.97	7,897,913	3.03

About Fortis

Fortis is a well-diversified leader in the North American regulated electric and gas utility industry, with 2019 revenue of $8.8 billion and total assets of $57 billion as at March 31, 2020. The Corporation's 9,000 employees serve utility customers in five Canadian provinces, nine U.S. states and three Caribbean countries.

Fortis shares are listed on the TSX and NYSE and trade under the symbol FTS. Additional information can be accessed at www.fortisinc.com, www.sedar.com, or www.sec.gov.

For more information please contact

Investor Enquiries:
Ms. Stephanie Amaimo
Vice President, Investor Relations
Fortis Inc.
248.946.3572
samaimo@fortisinc.com

Media Enquiries:
Ms. Karen McCarthy
Vice President, Communications and Corporate Affairs
Fortis Inc.
709.737.5323
media@fortisinc.com